EXHIBIT 99-77E

      During June, 2007, American Vantage Companies (with its controlled subsidiaries, collectively, the "Company") was served with a complaint filed by Genius Products, Inc. ("Genius") for damages and equitable relief (the "Complaint"). Genius asserts that the Company made certain misrepresentations in connection with a March 21, 2005 Agreement and Plan of Merger to which the Company, the Company's wholly-owned subsidiary, American Vantage Media Corporation ("AVMC") and Genius are parties (the "Merger Agreement"). These claims were the subject of a notice from counsel for Genius on May 25, 2006 (the "Notice").

      The Notice set forth certain claims and demands of Genius arising out of the Merger Agreement. In the Notice, Genius asserted that the Company represented that (i) at February 28, 2005, AVMC's consolidated accounts payable was no more than $5,275,000 and its accounts receivable was not less than $4,531,000; (ii) the Company represented that AVMC had no pending suits, claims, actions, proceedings or investigations; and, (iii) the Company represented that all material taxes owed by AVMC had been paid. The Notice asserts that the Company intentionally failed to disclose or concealed facts relating to these representations.

      The Company believes that such representations were not inaccurate when made and intends to fully and vigorously defend against such action. In response to the Complaint, during July, 2007, the Company filed a Motion to Strike in the Superior Court of the State of California. The Company may also assert counterclaims against Genius arising out of the Merger Agreement. The Company cannot estimate the effect of the potential liability, if any, it may owe to Genius related to such representations.